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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Hayes Lemmerz International, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

15300 Centennial Drive

Address of Principal Executive Office (Street and Number)
Northville, Michigan 48168

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to the impact of adverse economic and industry conditions, management has been focusing on a comprehensive strategic and financial planning process for the Company and has been engaged in detailed discussions with its senior secured creditors, unsecured note holders and other stakeholders with respect to that process. The Company believes that the report of its independent registered public accounting firm on the Company’s fiscal 2008 consolidated financial statements is likely to include an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern. The Company’s senior secured creditors have waived any default under the Company’s Second Amended and Restated Credit Agreement that may result from the receipt of such a going concern qualification or from a delay in filing the Company’s Annual Report on Form 10-K. The substantial time and resources dedicated to addressing the aforementioned issues impacts the Company’s ability to timely file its Annual Report on Form 10-K for the fiscal year ended January 31, 2009 without unreasonable effort or expense.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Patrick C. Cauley	(734)	737-5075
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the fiscal year ended January 31, 2009 will include significant changes from the results of operations reported for the prior fiscal year ended January 31, 2008. Any expected results noted for fiscal 2008 are not final and are subject to revision prior to the filing of the Company’s Annual Report on Form 10-K for the year ended January 31, 2009.

Total sales for the fiscal year ending January 31, 2009 are expected to be $1,904 million, a decrease of 10.5% from the prior year. The reduction in sales was primarily due to lower production volumes in the latter part of the fiscal year at North American and European vehicle manufacturers, which have been negatively impacted due to the effects of the global recession and troubled capital and credit markets. Gross profits are expected to decline from the prior year commensurate with the sales reduction.

In connection with the preparation of fiscal 2008 consolidated financial statements, the Company anticipates taking a $257.3 million non-cash impairment charge to its goodwill and other intangible assets. As a result of this impairment, earnings from operations and net income are expected to be substantially below the prior year loss from operations of $38.7 million and net loss of $194.4 million.

Hayes Lemmerz International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 17, 2009	By	Patrick C. Cauley

Vice President, General Counsel and Secretary